SIERRA WIRELESS, INC. (the “Corporation”) Annual General Meeting of Shareholders May 23, 2019 REPORT OF VOTING RESULTS Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations Common Shares represented at the Meeting: 27,177,198 Total issued and outstanding Common Shares as at record date: 36,150,299 Percentage of issued and outstanding Common Shares represented: 75.18% Business of the Meeting 1. The shareholders voted by way of ballot and the following nominees were elected as directors to serve until the next annual meeting of shareholders of the Corporation or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the by-laws of the Corporation or with the provisions of the Canada Business Corporations Act. Nominee Votes For % Votes For Votes Withheld % Votes Withheld Gregory D. Aasen 13,264,817 94.75% 734,311 5.25% Robin A. Abrams 13,184,529 94.18% 814,597 5.82% Paul G. Cataford 13,253,059 94.67% 746,068 5.33% Joy Chik 13,326,951 95.20% 672,176 4.80% Russell N. Jones 13,769,428 98.36% 229,698 1.64% Thomas Sieber 13,750,859 98.23% 248,267 1.77% Kent P. Thexton 13,660,833 97.58% 338,295 2.42% 2. The shareholders voted by way of a show of hands and Ernst & Young LLP, Chartered Professional Accountants, were reappointed as auditors of the Corporation for the ensuing year until the close of the next annual meeting of shareholders and the directors were authorized to determine their remuneration. Proxies received as of the close of business on May 21, 2019 were voted as follows: For the Motion: 26,615,656 (98.25%) Withheld/Abstain: 474,128 (1.75%) Total Shares Voted: 27,089,784 (74.94% of shares issued and outstanding as of the record date) 3. The shareholders voted by way of a show of hands and approved the non-binding resolution approving the compensation of the Corporation’s Named Executive Officers. Proxies received as of the close of business on May 21, 2019 were voted as follows: For the Motion: 13,021,662 (93.60%) Against the Motion: 890,049 (6.40%)

Total Shares Voted: 13,911,711 (38.48% of shares issued and outstanding as of the record date) The final scrutineer’s report is attached to this report as Schedule 1. No other business was voted upon at the Meeting. Dated: May 24, 2019

SCHEDULE 1 (See attached)